

July 23, 2010

Mr. Larry Taylor
Chief Financial Officer
1100 Glendon Avenue, 17th Floor
Los Angeles, California 90024

      Re: OBN Holdings, Inc.
               Form 10-K for the Fiscal Year Ended June 30, 2009
               Filed November 9, 2009
               File No. 0-51021

Dear Mr. Taylor:

We have reviewed your supplemental response letter dated June 30, 2010 as well as your filings and have the following comments. As noted in our comment letter dated February 26, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended June 30, 2009

1. We note your responses to comments one and two of our letter dated June 22, 2010. We await the filing of your March 31, 2010 Form 10-Q. In this regard, we note you recorded 50% impairment for both technology licenses for the quarterly period ended March 31, 2010. Please explain to us and disclose your methodology used to assess impairment. In this regard, tell us how you reasonably concluded the remaining carrying value of the licenses were recoverable in light of your statement to us indicating you do not have adequate capital to implement the marketing plans. Further, provide us your impairment analysis used to record the 50% write down of the licenses. Show us what your disclosures will look like. Refer to FASB ASC 350-30-50-3.

2. We note your responses to comments three and four of our letter dated June 22, 2010. We read your proposed disclosures regarding your report on internal controls over financial reporting ("ICFR"). Since you discuss a material weakness, please ensure you specifically state your ICFR were <u>not effective</u> as of June 30, 2009 in the amended Form 10-K. Further, disclose if you had any changes in ICFR during the last fiscal quarter ended June 30, 2009. Refer to Item 308T(a)(4)(b) of Regulation S-K. Lastly, we do not concur with your apparent

continued assessment that your disclosure controls and procedures ("DCP") were effective as of June 30, 2009 given that the omission of the report on ICFR is a major reporting deficiency. Please revise your DCP conclusion.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief